UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of registrant’s name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Exhibit List

Exhibit	Description
99.1	Notice of Meeting and Management Information Circular
99.2	Form of Proxy
99.3	Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE
(Registrant)

Date: July 31, 2019	By	/s/ Marc Beisheim
	Name:	Marc Beisheim
	Title:	Chief Financial Officer